UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Geely Senior Convertible Note

On June 20, 2025, Lotus Technology Inc. (the “Company”) entered into a convertible note purchase agreement (the “Purchase Agreement”) with Geely International (Hong Kong) Limited (the “Investor”), pursuant to which the Investor purchased from the Company and the Company issued to the Investor a convertible note (the “Note”) in the aggregate principal amount of US$119,262,924.22 through a private placement on the same day.

The Note will mature on June 18, 2026 and bears an interest rate per annum equal to the secured overnight financing rate (SOFR) on the issue date plus 3.35%, payable on the maturity date. Subject to the terms of the Note, the Note may be convertible into ordinary shares or American depositary shares (“ADSs”) of the Company at the option of the Investor starting from the 30th trading days after the applicable issue date. The initial conversion price equals to the volume-weighted average of the last reported sale price of the Company’s ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date. Unless otherwise agreed upon by the Investor, the Note ranks senior to all other present and future unsecured and unsubordinated indebtedness of the Company and its subsidiaries, subject to the requirements of applicable laws.

Copies of the Purchase Agreement and the Note are included in this current report on Form 6-K as Exhibit 10.1 and 10.2 and the foregoing description of the Purchase Agreement and the Note is qualified in its entirety by reference thereto.

Incorporation by Reference

This current report on Form 6-K, including all exhibits hereto, is incorporated by reference into the post-effective amendment No. 3 to the registration statement on Form F-1 on Form F-3 (File No. 333-279108) and the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-282217) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Convertible Note Purchase Agreement, dated June 20, 2025, by and between Lotus Technology Inc and Geely International (Hong Kong) Limited
10.2	Senior Convertible Note dated June 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Daxue Wang
Name	:	Daxue Wang
Title	:	Chief Financial Officer

Date: June 24, 2025